RESIGNATION LETTER

April 19, 2024

To the Shareholders and Board of Directors of

Photozou Holdings, Inc., a Delaware Company

Ladies and Gentlemen:

This letter serves as notice that as of the date hereof, I hereby resign from my position as Chief Financial Officer of Photozou Holdings, Inc. My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Koichi Ishizuka

Koichi Ishizuka